Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Goldbelt appoints Dr. Peter Turner as VP Exploration and Business
           Development

           TORONTO, Oct. 27 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) is pleased to announce that Dr. Peter Turner has been appointed to the position of VP
Exploration & Business Development.
           Peter has over 15 years experience in West Africa, having worked extensively in Cote d'Ivoire, Ghana, Mali and Burkina Faso. He has held senior exploration and development roles in Africa, Asia and Australia with many internationally recognized companies, including Golden Star, Placer Dome Asia
Pacific and Delta Gold. Peter holds a BSc in Geology, and a PhD concerning
Birimian greenstone belts in West Africa.
           Collin Ellison, President and CEO remarked "Dr. Turner's exploration experience and his focus on West Africa, specifically his knowledge of Burkina
Faso will make a significant addition to Goldbelt's team, and we all look forward to working with him in becoming West Africa's next gold producer."
           Peter will be responsible for the development of ongoing exploration plans at all of Goldbelt's properties and in examining additional business opportunities in and around Burkina Faso.

           GOLDBELT RESOURCES LTD.

           Per: "Collin Ellison"
           Collin Ellison, President and CEO

           %SEDAR: 00004199E          %CIK: 0001013785

           /For further information: please visit the Company's website
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or
Collin Ellison, President and CEO at (416) 364-0557 or by email
lsandilands(at)goldbeltresources.com./
           (GLDRF GLD.)

CO:  Goldbelt Resources Ltd.

CNW 11:37e 27-OCT-06